Exhibit 99.1

Convocation Notice of the Annual General Shareholders’ Meeting

December 12, 2025

Dear Shareholders:

You are cordially invited to attend the Annual General Shareholders’ Meeting of PicoCELA Inc. (the “Company”) which will be held as described below.

If you are unable to attend the meeting, we kindly ask that you indicate your approval or disapproval on the proxy form, affix your seal, and return it so that it arrives no later than 5:00 p.m. on December 28, 2025.

1.	Date and time:	Monday, December 29, 2025 at 10:00 a.m.

2.	Location:	Room 604, At Business Center Tokyo Station Yaesu Dori, Yaesu-Dori Hata Building, 1-9-8 Hacchobori, Chuo-ku, Tokyo (Please note that the venue changed from the previous meeting.)
3.	Purpose of the meeting

	Matters to be reported	The business report, financial statements, and financial statement audit reports from the Accounting Auditor and the Audit and Supervisory Board for the fiscal year (from October 1, 2024 through September 30, 2025)

Matters to be resolved

Proposal 1	Implementation of Reverse Stock Split

Proposal 2	Grant of Restricted Common Shares as Share-Based Compensation for Directors Who Are Not Audit and Supervisory Board Members

The outlines of above proposals are described in “Reference Documents Relating to the Solicitation of Proxy Votes”.

●	The record date for the Annual General Shareholders’ Meeting is September 30, 2025.

●	For those attending the meeting, please present the enclosed Proxy Form at the reception desk on arrival at the venue.

●	Please note that on the date of this letter the same materials (Convocation of the Annual General Shareholders’ Meeting with the Annual Business Report and the audited financial statements for the year ended September 30, 2025) are posted at: https://picocela.com/en/news/ir/

Hiroshi Furukawa

CEO and Representative Director

PicoCELA Inc.

2-34-5 Ningyocho, Nihonbashi, Chuo-ku, Tokyo

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Proxy Form

To PicoCELA Inc.:

I hereby appoint shareholder ______________________ as proxy holder to represent me and delegate the following authorities.

1.	Attend the Annaul General Shareholders’ Meeting of PicoCELA Inc. to be held on Monday, December 29, 2025, and exercise the voting rights in accordance with my instructions (as indicated by a circle) on the following proposals.

However, if no instructions are given regarding a proposal, or if an amendment to a proposal is submitted, I hereby delegate full discretion to act on my behalf in either case.

2.	Appoint a substitute proxy.

Proposal 1	Agree	Disagree
Proposal 2	Agree	Disagree

December ______________, 2025

Address:

Name:________________________________________________ Seal/Sign:________________________

Number of voting rights:_______________rights

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Reference Documents Relating to the Solicitation of Proxy Votes

1.	Solicitor of proxy votes	Hiroshi Furukawa
CEO and Representative Director
PicoCELA Inc.

2.	Proposals and reference information

Proposal 1	Reverse Stock Split

In order to comply with NASDAQ listing requirements and avoid delisting, we would like to implement a reverse stock split as follows:

●	Reverse stock split ratio: We are consolidating thirty (30) shares into one (1) share.

●	Fractional share: In case fractional shares are produced as a result of 30 to 1 reverse stock split, based on the rules stipulated in the Japanese Companies Acts, the Company will consolidate and auction such fractional shares on behalf of the fractional shareholders, and distribute proceeds if any from the auction sale to the fractional shareholders based on the prorate share of the respective fractional shares.

●	Effective Date: January 26, 2026

●	On the effective date of Reverse Stock Split, the authorized number of shares is adjusted to 4,615,224 shares.

●	Other matters: The detailed procedures of the reverse stock split is delegated to the Board of Directors to resolve and execute based on the above.

Proposal 2	Grant of Restricted Common Shares as Share-Based Compensation for Directors Who Are Not Audit and Supervisory Board Members

We would like to adapt a program (the “Program”) to grant restricted common shares to the Directors who are not Audit and Supervisory Board members of the Company. The Company requests approval for the determination of the limit on the amount of monetary compensation claims provided for the purpose of granting eligible Directors restricted common shares separately from the basic remuneration of Directors who are not Audit and Supervisory Board members, and for the determination of the limit on the total number of restricted shares to be delivered as follows:

The Program term is for 20 years, from January 1, 2026 to December 31, 2045. Upon the introduction of this Program, the limit on the cumulative aggregate amount of the share-based compensation provided through the grant of restricted common shares shall be ¥800 million, and the limit on the total number of shares to be granted shall be 50 million shares. The amount of share-based compensation based on the Company’s common shares granted through the issuance of new shares or the disposition of treasury shares under this Program is calculated by multiplying net assets per share by the number of shares granted through the issuance of new shares or the disposition of treasury shares.

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We have determined that this proposal is appropriate as a program to provide recipients with incentives to contribute to the long-term and stable enhancement of the Company’s corporate value. We have also determined that this is a sound management measure because, unlike the provision of cash, share-based compensation will not use any cash resources of the Company. Details of the restricted common shares and the conditions for granting are as follows:

1.	Eligible recipients: The Company’s Directors who are not Audit and Supervisory Board members and who have served as Directors of the Company for a consecutive period of at least seven (7) years as of the first grant date.

2.	Transfer and resale restriction period: Transfer or resale is prohibited for 20 years from the date of the grant.

3.	Grant method: By entering an agreement on the allocation of restricted common shares, the Company issues or disposes of the Company’s common shares.

4.	Other: Detailed conditions regarding restricted shares shall be determined by the resolution of the Board of Directors.

Total number of restricted shares is adjusted in cases of stock split and reverse stock split

END

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